September 15, 2017

Mr. Tom Jones
Division of Investment Management
U.S. Securities and Exchange Commission
Washington, DC 20549

Re:    Xilinx, Inc.
Form 10-K for the Fiscal Year Ended April 1, 2017
Filed May 15, 2017
Form 10-Q for the Quarterly Period Ended July 1, 2017
Filed July 28, 2017
File No. 000-18548

Dear Mr. Jones:

In connection with your telephone request for a current calculation as set forth in Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Act”) of Xilinx, Inc.’s (the “Company”) ratio of investment securities to total assets on an unconsolidated basis as of the end of fiscal year ended April 1, 2017, the Company respectfully submits the following:

Calculation of the Ratio of Investment Securities to Total Assets on an Unconsolidated Basis
As of April 1, 2017, the Company’s ratio of investment securities to total assets calculated on an unconsolidated basis (exclusive of U.S. government securities and cash items) was approximately 88%. This result, however, is not determinative of the Company’s investment company status nor even inconsistent with a conclusion that the Company is not an investment company. Instead, this result merely means a more fulsome examination of the Company’s business is required to determine its investment status under the Act.
We note that the relatively high ratio of investment securities to total assets is misleading and largely due to the binary nature of the “bottoms up” analysis required by Section 3(a)(1)(C) of the Act. Conducting the 40% test in this way has the effect of converting the value of operating company assets owned by a subsidiary that fails the 40% test to investment securities in the hands of that subsidiary’s parent company. We also note that for the sake of convenience, we used the book value of our assets when performing these calculations, not current fair value as required by Section 2(a)(41) of the Act.
Regardless of the results of the numeric calculation described above, the Company is not an investment company as defined under the Act, for the reasons set forth in its previous correspondence and further set forth below.
Section 3(a)(1)(C) of the Act defines an investment company as an issuer (i) “engaged … in the business of investing, reinvesting, owning, holding, or trading in securities” and (ii) whose assets are at least 40% investment securities.   Section 3(b)(1) of the Act exempts from this definition any issuer

Mr. Tom Jones
U.S. Securities and Exchange Commission
September 15, 2017

“primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Although the 40% test is statistical in nature, the first part of the Section 3(a)(1)(C) test and the Section 3(b)(1) test are qualitative in nature and require an analysis of a company’s primary business activities to determine whether a company is an investment company. When taken together, the 40% statistical test essentially functions as a warning that close analysis is required, but the “primary engagement” test ultimately is determinative of investment company status.1
The Company respectfully submits that the Section 3(b)(1) exemption clearly applies to it (and that even without having to look to Section 3(b)(1) it is neither a Section 3(a)(1)(A) or Section 3(a)(1)(C) investment company), because the Company is entirely engaged in the business of designing and developing programmable devices and associated technologies, including: integrated circuits (“ICs”) in the form of programmable logic devices (“PLDs”), including programmable System on Chips (“SoCs”) and three-dimensional ICs, or 3D ICs; software design tools to program the PLDs; targeted reference designs; printed circuit boards; and intellectual property (“IP”), which consists of the Company and various third-party verification and IP cores. The Company’s devices can be found in a broad range of applications including Mars probes, robotic surgery systems, wired and wireless networking infrastructure, high definition video cameras and displays, and industrial manufacturing and automation equipment. The Company also provides related third-party services such as design services, customer training, field engineering and technical support.
The Act does not define what it means to be “primarily engaged” in the business of trading and investing in securities, but over the years the Commission and the courts developed a five-factor test to determine a company’s primary engagement.2 These five factors are addressed below:
1.  The Company’s History. The Company was founded in 1984 and became publicly traded in 1990. The Company is the world’s leading provider of all programmable field programmable gate arrays (“FPGAs”), SOCs and 3D ICs. These industry-leading devices are coupled with a next-generation design environment and IP to serve a broad range of customer needs, from programmable logic to programmable systems integration. With over 4,000 patents, the Company has long been known as an industry pioneer and innovator as a result of its historic achievements including the introduction of the first FPGA and the inception of the “fabless” operating model. The Company has over 3,800 employees and over 20,000 customers.

1 See, e.g., Siimes v. Giordano, Civ. No. 92‑302, 1992 U.S. Dist. LEXIS 16235 (D.N.J. Oct. 8, 1992). The Siimes court found that a material question of fact existed as to the defendant's status as an investment company and dismissed the plaintiff's motion for partial summary judgment based on that issue. The court stated that it did "not agree that section [3(a)(1)(C)] established a bright‑line 40% rule." Id. at *16. The court explained that "[a]lthough the SEC may find that its enforcement efforts are enhanced by such an interpretation, the language of the statute itself clearly incorporates a 40% requirement and an 'in the business' requirement." Id. The court was not persuaded that the "in the business requirement" is determined by a company's subjective intent, explaining that "whether a company is or holds itself out to be 'engaged primarily' in investing entails more than an analysis of the company's assets and a limited review of its statements." Id. at *11, *16. The court stressed that a company's "total activities of all sorts" must be considered. Id. at *11 (citing SEC v. Fifth Ave. Coach Lines, Inc., 289 F. Supp. 3, 27‑30 (S.D.N.Y. 1968), aff'd, 435 F.2d 510 (2d Cir. 1970), and Dan River, Inc. v. Icahn, 701 F.2d 278, 291 n.14 (4th Cir. 1983)).
2 See In re Tonopah Mining Co. (26 S.E.C. 426 (1947)); and SEC v. National Presto Industries (486 F.3d 305 (2007)) ("National Presto").

Mr. Tom Jones
U.S. Securities and Exchange Commission
September 15, 2017

 2.  The Way the Company Presents Itself to the Public.  The Company presents itself to the public and to stockholders solely as an operating company engaged in the business of designing and developing programmable devices and associated technologies. That is how the Company’s websites, periodic reports and other publicity all depict it.  The Company’s SEC filings contain only the information regarding its marketable securities required in its financial statements and in its discussion of liquidity and capital resources, including in the context of funding operations. The Company does not believe that its disclosures in any way suggest that trading and investing in securities is a primary Company activity. To the Company’s knowledge, no investment analyst that publishes research concerning the Company views the Company as an investment company or discusses the Company’s cash management portfolio in such research.
3.  The Activities of the Company’s Officers and Directors. As noted above, the Company has over 3,800 employees. There are only four full-time employees managing the Company’s marketable securities, supplemented by two additional employees who spend part of their time managing them and the Company’s treasury activities.
4.  The Nature of the Company’s Present Assets. The SEC and the courts consider the nature of a company's assets to be a significant element in the overall evaluation of a company's status. However, this factor is not determinative nor, in certain situations where other factors are particularly strong, even very important, depending on the particular facts. For example, in Moses v. Black, No. 78 Civ. 1913, 1981 U.S. Dist. LEXIS 10870 (S.D.N.Y. Feb. 3, 1981), the court found that since the issuer, Chock Full O'Nuts Corporation (“Chock”), was not perceived as an investment company‑type entity but was well known as a restaurant chain with significant operations, it was not an investment company, despite the fact that approximately 60% of its assets were Investment Securities.3 Another example is found in a staff no‑action letter, GPI, Inc., SEC No-Action Letter, 1973 WL 11314 (July 12, 1973). At the time of the letter, GPI maintained 70% of its assets in certificates of deposit, because the major portion of the proceeds of its 1969 offering had not been invested in the operating business as the prospectus indicated they would be, but instead were still primarily invested in securities four years later. The staff noted, however, that GPI was actively engaged in an operating business and its net income from operations exceeded its income from securities investments. The staff took no position, but warned GPI that if its income from securities should exceed its net income from operations, it could be deemed an investment company under the Act.
More recently, the court in National Presto emphasized that the focus of the fourth factor was on whether the company was leading investors to believe that the company’s principal activity was trading and investing. The court in National Presto also cautioned against placing undue emphasis on the fourth factor of the Tonopah test, because it merely restates Section 3(a)(1)(C) of the Act.  According to the court:

3 The Moses court noted: "As the evidence overwhelmingly indicates, Chock had, from its inception, followed a course of development in the retail food and restaurant business. It is well-known as a fast food chain, certainly in those metropolitan areas where its restaurants are located, by virtue of its distinctive and prominent restaurant facades, identical food selections in all locations and unique menu logo. There is no evidence before the court which would indicate that historically or in the statements of policy appearing in annual reports and public filings, Chock either considered itself or was known to the public as anything but primarily a fast food operation, with subsidiaries that have developed to sell certain of the popular products in retail food stores." 1981 U.S. Dist. LEXIS 10870, at *16.

Mr. Tom Jones
U.S. Securities and Exchange Commission
September 15, 2017

“The only reason one turns to this exclusion [in Section 3(b)(1)] is that the 40% asset test has been satisfied… . What sense would it make to enact a law using 40% as the threshold in subsection (a)(1)(C), and convert the ‘real’ rule to 50% in subsection (b)(1) by using words rather than numbers?  Subsection (b)(1) has to be about considerations other than assets (or at least in addition to assets).”

Similar to Chock, the Company is known to the public as an operating company (in this case, a company engaged in the business of designing and developing programmable devices and associated technologies), and is not known for the investment of securities on its own account or other such financial related activities. The Company is an ongoing enterprise and is using its marketable securities to expand and support its operating business. The Company’s operations generate cash for the Company, and investment in marketable securities is a way of preserving the Company’s long-term capital for the benefit of its operating business and shareholders in the most advantageous manner. The Company invests its cash in this manner in order to operate its business, invest in its future, and maintain flexibility to take advantage of strategic opportunities. The Company’s SEC and stockholder reports make it very clear that the Company is an operating enterprise engaged in the business of designing and developing programmable devices and associated technologies. As noted above, securities and investment analysts view the Company's cash position and investment assets only in terms of whether the Company appears to have the resources to carry out its business plan and not whether its investment assets merit investment in the Company in order to obtain an interest in its investment returns.
5.  The Source of the Company’s Present Income.  The fifth factor of Tonopah looks at the Company’s present income, as well as at the Company’s expenditures to produce that income.  As the court in National Presto noted, it is important to consider both gross and net income for this part of the test.  Where investment activities have little expense associated with the income they generate (unlike income from operations, which as noted below requires a large amount of expense to generate), comparing net income from operations to net income from investment activities is actually a much stricter test. As with the other factors, the application of this factor clearly supports a determination that the Company is not an investment company.
In fiscal year 2015, the Company’s marketable securities generated approximately $36 million out of $2.38 billion in total net revenues, or approximately 1.5% of the 2015 total net revenues.  On a net income basis, the marketable securities produced only approximately 5% of the $648 million in total net income.
In fiscal year 2016, the Company’s marketable securities generated approximately $40 million out of $2.21 billion in total net revenues, or approximately 1.8% of the 2016 total net revenues.  On a net income basis, the marketable securities produced only approximately 6% of the $551 million in total net income.
In fiscal year 2017, the Company’s marketable securities generated approximately $51 million out of $2.35 billion in total net revenues, or approximately 2% of the 2017 total net revenues.  On a net income basis, the marketable securities produced only approximately 7% of the $623 million in total net income.
In each of those years, the expenses associated with the Company’s marketable securities investments including fees paid to third-party advisers as well as the salaries of four full-time employees

Mr. Tom Jones
U.S. Securities and Exchange Commission
September 15, 2017

were less than 0.5% of the Company’s expenses related to its business operations to produce its total net revenues and net income.
The de minimis amount of the Company’s net total revenues generated from, and expenses attributable to, its marketable securities portfolio relative to the revenue generated from and expenses attributable to its operating business irrefutably demonstrate that the Company is an operating business and that it is not primarily engaged in the business investing in securities. No investor would invest in the Company to seek exposure to the returns on its marketable securities portfolio instead of the returns from its operating business.
Because all of the Tonopah factors (other than looking in isolation at the Company’s assets) clearly support the conclusion that the Company is not an investment company, and even assuming it were, the exemption from the definition of the term investment company contained in Section 3(b)(1) of the Act is clearly available to the Company.

The Company acknowledges the following in regards to its filing:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 879-6515 if you have any questions about the foregoing.

Sincerely,

/s/ Lorenzo A. Flores

Lorenzo A. Flores
Senior Vice President and
Chief Financial Officer

cc: Moshe N. Gavrielov
President and Chief Executive Office